OPERATING AGREEMENT
OF
DESTINATION PRESERVATION LLC

This Operating Agreement ("Agreement") is made and entered into as of June ___, 2024, by and among the persons executing this Agreement (collectively, together with such other persons who may become a member as provided in this Agreement, referred to as the "Members" or individually as a "Member").

RECITALS:

- The Members caused Destination Preservation LLC (the "Company") to be formed as a limited liability company on February 15, 2024, under the Ohio Revised Limited Liability Company Act (the "Act") and, as required under the Act, adopt this Agreement as the Operating Agreement of the Company.

- The Members have determined that it is in the best interest of the Company to adopt this Agreement as the operating agreement of the Company to establish certain policies to assure continuity in the ownership and management of the Company, and to provide for future disposition of the Units now held or hereafter acquired by the Members.

- This Agreement and the recitals constitute the complete and exclusive statement of the agreement between the Members, which supersedes and merges all prior proposals, understandings, and all other agreements, oral and written, between the Members relating to the operation and management of the Company and any other subject matter governed by this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained in this Agreement, the parties agree as follows:

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FORMATION AND OFFICES

- Formation. Pursuant to the Act, the Company has been formed as an Ohio limited liability company effective upon the filing of the Articles of Organization of the Company with the Ohio Secretary of State ("OSOS") with the express business purpose as set forth in the Articles. The Members will immediately, and from time to time, as may be required by law, execute all amendments to the Articles, and do all filing, recording and other acts as may be appropriate under the Act.
- Principal Office. The principal offices of the Company will be located at such place(s) as the Board of Managers may determine from time to time.
- Name of the Company. The name of the Company will be "Destination Preservation LLC." The Company may do business under that name and under any other name or names upon which the Board of Managers select. If the Company does business under a name other than that set forth in the Articles, then the Company will file a fictitious name certificate as required by law.
- Purpose. The Company is organized for the purposes as set forth in the Articles and for any lawful act or activity for which limited liability companies may be formed under Ohio Revised Code § 1706.01 *et seq*., as the same may be amended from time to time.
- Term. The term of the Company will begin upon the filing of the Articles by the OSOS and will continue in existence as provided in the Articles, unless its existence is sooner terminated pursuant to this Agreement.
- Statutory Agent. The name and address of the Company's statutory agent in the

State of Ohio will be as set forth in the original Appointment of Agent filed with the OSOS, as amended from time to time.

- **Members**. The name, present mailing address and Percentage Interest of each Member is set forth on <u>Exhibit A</u>, as attached hereto and incorporated into this Agreement.
- **No State Law Partnership**. The Members intend that the Company be operated in a manner consistent with Subchapter K of the Code and the related regulations providing for partnership tax treatment for federal and state income tax purposes, but not be operated or treated as a "partnership" (including, without limitation, a limited partnership), for state law purposes, and further no Member is or will be a partner with any other Member, for any other purpose, including but not limited to Section 303 of the United States Federal Bankruptcy Code, and this Agreement will not be construed to suggest otherwise.

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DEFINITIONS

- **Defined Terms**. As used in this Agreement, the defined terms will be defined in <u>Exhibit B</u>, as attached and incorporated into this Agreement, unless the context otherwise specifies.
- **Other Definitional Provisions**. As used in this Agreement, accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, will have the respective meanings given to them under generally accepted accounting principles.

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CAPITALIZATION OF THE COMPANY

- **Initial Capital Contributions**. Each Member has made an initial contribution to the capital of the Company in an amount set forth on <u>Exhibit A</u>, attached and made a part of this Agreement.
- **Additional Capital Contributions**.
    - The obligation to make any additional proportionate capital contributions shall be determined by the vote or written agreement of the Board of Managers from time to time. The obligation to make additional capital contributions shall be the direct obligation of a Member, and shall be enforceable by the Company, and each of its Members.
    - If a Member fails to pay when due all or any portion of any capital contribution (the "<u>Non-Paying Member</u>"), the other Members may pay the unpaid amount of the defaulting Member's capital contribution (the "<u>Unpaid Contribution</u>"). In addition, if determined by the Board of Managers that a Member will make a capital contribution larger than the other Members, in such case, the excess payment made by one Member over the other Members shall be referred to as a "<u>Disproportionate Contribution</u>" for purposes of this Agreement. In the event of either an Unpaid Contribution, or a Disproportionate Contribution, the Member paying the Unpaid Contribution or Disproportionate Contribution (the "<u>Paying Member</u>") shall treat such payment(s) as a loan to the Non-Paying Member in accordance with the terms under <u>Section 3.2(c)</u>.
    - The amount of the Unpaid Contribution or Disproportionate Contribution shall be deemed a loan to the Non-Paying Member(s) from the Paying Member and shall bear interest at the Prime Rate plus two percent (2%). All the rights and benefits of a Non-Paying Member attributable to such Non-Paying Member's Company interest shall be immediately suspended until such loan is fully paid. Upon any such period of

suspension, Net Operating Cash Flow distributable to such Non-Paying Member, including any portion thereof accrued prior to the date of payment, shall be distributed to the Paying Member and offset against the loan, first against accrued interest and then against principal, until paid in full. Such Non-Paying Member will issue to the Paying Member a promissory note for such loan payable on demand. If the Non-Paying Member shall fail to repay such loan with all accrued interest within sixty (60) days of written notice of demand by the Paying Member or shall otherwise default on such loan, such Non-Paying Member shall, upon the expiration of such sixty (60)-day period, be deemed to have surrendered and transferred to the Paying Member all of the Non-Paying Member's Company Interest.

- In addition to the above, the Paying Member will be entitled to pursue any other remedies available under applicable law.
- Further, the Non-Paying Member agrees to indemnify and hold harmless, the Company, Paying Member, and any other Members and Managers in the Company, from any and all claims, demands, damages, actions or causes of action, or any liabilities, including any costs whatsoever that may be asserted by any party, including the Non-Paying Member, relative to any and all liabilities that may be determined in connection with the Non-Paying Member's default as provided herein. Further, the Non-Paying Member shall exercise due diligence and take all steps necessary and required to satisfy any and all claims, demands, damages, actions or causes of action or any other liabilities relative to the Non-Paying Member's Interest in the Company. The action to be taken by the Non-Paying Member shall include the payment of any and all such liabilities, if any. In the event that the Non-Paying Member shall fail or refuse to perform this obligation under this Agreement, the Company may bring an action to enforce this Agreement and the Company shall be entitled to recover all costs, fees and attorney's fees from the Non-Paying Member. In addition, the Non-Paying Member does hereby fully acquit, remise, release and forever discharge the Paying Member, and any other Members and Managers of the Company and the Company of and from any and all rights, claims, demands, damages, actions and causes of action, whether arising at law or in equity, whether known or unknown, discovered or undiscovered, which the Non-Paying Member may then have, may have had or may thereafter have arising out of the Non-Paying Member's default as provided in this Section, but not limited to, any right, claim, action, cause of action, suit, debt due, sums of money on account, reckoning, covenant, contract, controversy, agreement, promise or representation, restitution damage and demand whatsoever at law or in equity which the Non-Paying Member may then have, may have had, or may thereafter have against any other Members and Managers of the Company and the Company for any breach of contract or for breach of fiduciary duty or for an accounting or for specific performance or for restitution or for rescission or for fraud or any other tort for consequential damages or for rights under any state or federal statute or for any other manner, thing or cause of action.
- Maintenance of Capital Accounts. The Company will maintain for each Member a separate account ("Capital Account") in accordance with the rules applicable to partnerships in Treasury Regulation 1.704-1(b)(2)(iv).
- Capital Withdrawal Rights, Interest and Priority. Except as expressly provided in this Agreement or by law, no Member will be entitled to withdraw or reduce such

Member's Capital Account or to receive any distributions from the Company, and no Member will be entitled to demand or receive property other than cash in return for such Member's Capital Contribution. No Member will be entitled to receive or be credited with any interest on the balance in such Member's Capital Account at any time.

- <u>Ownership Units</u>. The ownership Interest of the Members will be based on the number of ownership Units held in the name of the Member. The Company will have ownership Units set forth in <u>Exhibit A</u> that together represent one hundred percent (100%) of the ownership of the Company. Ownership of Units may be set forth in certificates of ownership issued by the Company.

- <u>Loans</u>. Any Member may, at any time, make a loan to the Company in any amount and on those terms upon which such Member and the Board of Managers agree.

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- **PROFITS AND LOSSES FOR TAX PURPOSES; CASH DISTRIBUTIONS**

  - <u>Allocation of Profits and Losses for Tax Purposes</u>. After taking into consideration the Special Allocations, if applicable, all Profits and Losses for Tax Purposes of the Company will be allocated as follows:
    - <u>Losses</u>. Losses of the Company will be allocated among the Members as follows:
      - First, to the Members in accordance with their respective Percentage Interests to the extent their Capital Accounts (which Capital Account for this purpose will be increased by each Member's Share of Company Minimum Gain) exceed their Unrecovered Capital Contributions; and
      - Second, pro rata to the Members in proportion to their Unrecovered Capital Contributions until their Capital Accounts equal zero (which Capital Account for this purpose will be increased by each Member's Share of Minimum Gain); and
      - Third, to the Members in accordance with their Percentage Interests.
    - <u>Profits</u>. Profits of the Company will be allocated among the Members as follows:
      - First, pro rata to the Members in proportion to their deficit Capital Account balances, in an amount equal to the sum of the deficit Capital Account balances (which Capital Account for this purpose will be increased by each Member's Share of Minimum Gain);
      - Second, pro rata to the Members in proportion to their Unrecovered Capital Contributions until their Capital Account balance equals their respective Unrecovered Capital Contributions (which Capital Account for this purpose will be increased by each Member's Share of Company Minimum Gain); and
      - Third, to the Members in accordance with their Percentage Interests.
  - <u>Cash Distributions Prior to Dissolution</u>.
    - The Board of Managers will have the right to determine how much Net Operating Cash Flow, if any, of the Company will be distributed among the Members each year; provided, however, if such Net Operating Cash Flow is otherwise available, the Company will distribute to the Members an amount of Net Operating Cash Flow sufficient for the Members to

satisfy their respective income tax liabilities arising by the allocations in Section 4.1, assuming each Member is subject to tax at the highest marginal federal tax bracket for married individuals filing jointly and at the highest such marginal rate applicable to Ohio residents. Any Net Operating Cash Flow of the Company to be distributed will be distributed among the Members in accordance with their Percentage Interests.

- Except as provided in Section 4.2(c), prior to dissolution all Net Extraordinary Cash Income of the Company will be distributed from time to time to the Members within a reasonable time, upon the approval of the Board of Managers, after the relevant Major Capital Events; such Net Extraordinary Cash Income will be distributed to the Members as follows:
    - First, pro rata to the Members, in proportion to their respective Unrecovered Capital Contributions, until an amount equal to the aggregate amount of the Members' Unrecovered Capital Contributions will have been distributed.
    - Second, any balance of Net Extraordinary Cash Income will be distributed to the Members in proportion to their respective Percentage Interests in the Company.
- Notwithstanding anything to the contrary in Section 4.2(a) or 4.2(b), to the extent that any Net Operating Cash Flow or Net Extraordinary Cash Income represents proceeds from hazard insurance or condemnation proceeds, such amounts will be held or disposed of in accordance with the requirements of any leases or outstanding mortgages affecting the Property with respect to which such hazard insurance or condemnation proceeds arose.
- Notwithstanding anything to the contrary in this Agreement, no distribution under this Agreement will be permitted unless the assets of the Company exceed all liabilities of the Company (except liabilities to Members for their Capital Contributions).
- Persons Entitled to Allocations and Distributions.
    - All distributions of Net Operating Cash Flow to the Members under Section 4.2 will be made to the Persons shown on the records of the Company to be entitled to such distributions as of the date of the determination of the distribution to be made unless the assignor and assignee of an Interest in the Company otherwise agree in writing to a different distribution and such distribution is consented to in writing by the Board. With respect to any period in which an assignee of the Interest of a Member is first entitled to a share of the Profits and Losses for Tax Purposes, the Company will, with respect to such Profits and Losses for Tax Purposes, allocate such items among the Persons who were entitled to such items on a basis consistent with the provisions of the Code and the Treasury Regulations.
    - Notwithstanding anything to the contrary contained in this Agreement, all Profits and Losses for Tax Purposes, Net Operating Cash Flow and Net Extraordinary Cash Income for the period ending on the initial date of admission of a person who has purchased an Interest in the Company will be allocated and distributed among the Members pro rata in accordance with their Unrecovered Capital Contributions. Thereafter, Profits And Losses For Tax Purposes, Net Operating Cash Flow and Net Extraordinary Cash Income will be allocated and distributed among the Members who are entitled to such items on a basis consistent with the

Code and the Treasury Regulations.

- Discharge of Tax Liabilities. Notwithstanding any other provision of this Agreement, the Board is authorized to take any action that they determine to be necessary or appropriate to cause the Company to comply with any requirements established under any federal, state, or local tax law, under which the Company might be obligated to pay to any taxing authority any tax deficiency of a particular Member which might arise by reason of the tax consequences of the operations of the Company's business. For all purposes of this Section, any amount paid over for the benefit of a particular Member to an appropriate governmental body as required by such a law will be treated as if such amount had, in fact, been distributed to such Member, and if such distribution is greater than such Member's pro rata share of any then planned distribution, the amount paid over for such Member's benefit will be deemed a demand loan to such Member from the Company and will bear interest at two percent (2%) over the Prime Rate. If any Member fails to repay such loan with all accrued interest within fifteen (15) days of written notice of demand by the Company or will otherwise defaults on such loan, such Member (a "Defaulting Member") will be deemed to have surrendered and transferred to the Company or its assigns, upon the expiration of such fifteen (15) day period, all of such Member's Interest in the Company. All the rights and benefits of a Defaulting Member attributable to such Defaulting Member's Interest will be immediately suspended until such loan is fully paid or until the Defaulting Member's Interest is purchased from the Company. Upon any period of suspension, Profits And Losses For Tax Purposes, Net Operating Cash Flow, and Net Extraordinary Cash Income allocable or distributable to such Defaulting Member, including any portion thereof accrued prior to default, will be allocated or distributed to the non-defaulting Members in accordance with the other provisions of this Agreement as if such Defaulting Member had no interest in the Company. The remedy set forth in this Section will be non-exclusive. The Company will be entitled to pursue any other remedies available under applicable law.

- Reserves. The Board of Managers will have the right to establish, maintain and expend reserve accounts ("Reserves") to provide for working capital, for future investments, for debt service and for such other purposes as they may deem necessary or advisable.

- Special Allocation of Depreciation, Depletion and Gains and Losses for Contributed Property. Except as otherwise provided in this Agreement, depreciation, depletion, and gain or loss with respect to property contributed by the Members to the Company (the "Contributed Property") will be allocated for federal and state income tax purposes to the Members in the manner provided in Section 704(c) of the Code, for the purpose of determining each Member's distributive share of the Profits or Losses of the Company.

- Check-the-Box. Notwithstanding any other terms or conditions of this Agreement, in the event that the Company elects, pursuant to the "Check-the-Box" provisions of the Internal Revenue Regulations, 26 C.F.R. § 301.7701-3, to be taxed as a corporation, and the Company further makes a Subchapter S election under the Code, the Members acknowledge and agree that this Agreement will not, at such time, be intended to cover allocations or distributions under Subchapter K of the Code or the related regulations providing for partnership tax treatment; and the Members acknowledge and agree that, at such time, any reference to or application of partnership tax regulations or any provisions of Subchapter K of the Code will be of no effect and will be disregarded. If thereafter, the Members elect partnership tax treatment for the Company, the provisions set forth in this Section 4, and other provisions of this

Agreement providing for allocations or distributions in accordance with the partnership tax provisions of Subchapter K under the Code, and the related regulations will then be in effect.

- **MANAGEMENT**

- <u>Management</u>.
    - <u>General Powers</u>. Pursuant to Section 1706.30 of the Act, the management of the Company will be vested with the Board of Managers as set forth in this Agreement. The initial board of managers (each, a "<u>Manager</u>," and collectively, the "<u>Managers</u>" or the "<u>Board</u>" or "<u>Board of Managers</u>") will consist of the following individuals: John Miller, David Greer, Sarah Thrush, Ken McCaw, Tim Courlas, and Michael Kruse. In the event that any Manager is unable to serve as a Manager of the Company, a replacement Manager will be elected by the majority vote of the Managers. Subject to <u>Section 5.1(b)</u> below, the Board of Managers, by majority approval, will make all decisions and take any and all actions on behalf of the Company. The Board of Managers will have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement, to manage, control, administer, and operate the business and affairs of the Company for the purposes stated in this Agreement, and to make all decisions affecting such business, including without limitation, for Company purposes, the power to:
        - acquire by purchase, lease, or otherwise, any real or personal property, tangible or intangible;
        - construct, operate, maintain, finance, and improve, and to own, sell, convey, assign, mortgage, or lease any real estate and any personal property;
        - sell, dispose, trade, or exchange Company assets in the ordinary course of the Company's business;
        - enter into agreements and contracts and to give receipts, releases, and discharges;
        - purchase liability and other insurance to protect the Company's properties and business;
        - borrow money for and on behalf of the Company, and, in connection therewith, execute and deliver instruments authorizing the confession of judgment against the Company.
        - execute or modify leases with respect to any part or all of the assets of the Company;
        - prepay, in whole or in part, refinance, amend, modify, or extend any mortgages or deeds of trust which may affect any asset of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals, or modifications of such mortgages or deeds of trust;
        - execute any and all other instruments and documents which may be necessary, or in the opinion of the Manager, desirable to carry out the intent and purpose of this Agreement, including, but not limited to, documents whose operation and effect extend beyond the term of the Company;
        - engage in business in any jurisdiction which does not provide for the registration of limited liability companies;
        - make any and all expenditures deemed necessary or appropriate

in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting, and other related expenses incurred in connection with the organization and financing and operation of the Company;

- enter into any kind of activity necessary to, in connection with, or incidental to, the accomplishment of the purposes of the Company;
- invest and reinvest Company reserves in shortterm instruments or money market funds;
- perform such other management, business, and administrative functions necessary to operate and manage the business and affairs of the Company, in its normal course and in furtherance of the purpose of the Company, which are not specifically and expressly reserved and recited otherwise in this Agreement; and
- amend the Articles.

- <u>Extraordinary Transactions</u>. Notwithstanding anything to the contrary in this Agreement including, without limitation <u>Section 5.1(a)</u>, the Board of Managers will not undertake any of the following without the unanimous written consent of the Board: (1) the sale of all or substantially all of the assets of the Company or the sale of a controlling interest in the Company; (2) the admission of additional Members to the Company or the issuance of additional Units in the Company; (3) authorize a merger or consolidation of the Company with or into another entity; (4) borrow more than _____ and 00/100 Dollars ($_____.00), where such borrowing results in the granting of a mortgage or security interest in the assets of the Company; (5) dissolve the Company; or (6) file a petition of the Company for relief under Title 11 of the United States Code, or a successor statute of general application, or a comparable federal, state, or foreign law governing insolvency.

- <u>Limitation on Authority of Members</u>.
  - Other than as expressly provided in this Agreement, no Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member.
  - This <u>Section 5.1</u> supersedes any authority granted to the Members pursuant to Section 1706.30 of the Act. Any Member who takes any action or binds the Company in violation of this <u>Section 5.1</u> will be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and will indemnify and hold the Company harmless with respect to the loss or expense.

- <u>Meetings of and Voting by Managers</u>.
  - A meeting of the Board of Managers may be called at any time by a Manager. Meetings of the Board of Managers may be held at the Company's principal place of business or at any other place designated by a Manager. Not less than ten (10) nor more than sixty (60) days before each meeting, the Manager or person calling the meeting will give written notice of the meeting to each Manager entitled to vote at the meeting. The notice will state the time, place, and purpose of the meeting. Notwithstanding the foregoing provisions, each Manager who

is entitled to notice waives notice if before or after the meeting the Manager signs a waiver of the notice which is filed with the records of Managers' meetings, or is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Managers, the presence in person or by proxy of a majority of the Managers constitutes a quorum. A Manager may vote either in person or by written proxy signed by the Manager or by their duly authorized attorney in fact. Meetings may be held via telephone or video conference provided all Managers present are able to hear each other.

- In lieu of holding a meeting, the Managers may vote or otherwise take action by a written instrument indicating the consent of the Managers required to take such action.
- At the meeting of the Board of Managers, every Manager having the right to vote thereat shall be entitled to vote in person or by proxy appointed by an instrument in writing signed by such Manager and bearing a date not more than one (1) year prior to such meeting.

- <u>Personal Services</u>. No Member shall be required to perform services for the Company solely by virtue of being a Member. Unless approved by the Board of Managers, no Member shall perform services for the Company.
- <u>Compensation</u>. No Member or Manager shall be entitled to compensation for any services such Member or Manager may render to or for the Company or be entitled to reimbursement of any general overhead expenses incurred by the Member or Manager, unless approved by the Board of Managers.
- <u>Duties of Parties</u>. Unless otherwise agreed to by the Board of Managers, the Managers will devote to the Company such time as may be reasonably necessary for the proper supervision and management of its activities and will use their best efforts to promote the interests of the Company; provided, however, that it is expressly understood and agreed that the Managers shall not be required to devote their entire time or attention to the business of the Company nor shall they be restricted in any manner from participating, or possessing an interest, in other businesses or activities, but not businesses or activities in competition with the business of the Company. Each Member and Manager understands and acknowledges that the conduct of the Company's business may involve business dealings and undertakings with Members and their Affiliates. In any of those cases, those dealings and undertakings will be at arm's length and on commercially reasonable terms.
- <u>Standard of Care</u>. Each Member and Manager must perform their duties as a Member and Manager in good faith, in a manner said Member and/or Manager reasonably believes to be in or not opposed to the best interests of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances.
- <u>Officers</u>. The Board of Managers may appoint the offices of President, Vice President, Treasurer, and Secretary, for purposes of the operation and management of the Company. However, all actions of any officer of the Company shall be expressly subject to the approval of the Board of Managers. The officers shall perform such duties as determined by the Managers carrying out the day-to-day business affairs of the Company, subject to the approval by the Board of Managers. The Board of Managers will determine compensation and job descriptions setting forth the duties, authority, and obligations for each office. Any individual can be elected to more than one office and may execute, acknowledge, or certify in more than one capacity, any instrument required by law to be executed, acknowledged, or certified by the holders of two or more offices. Any individual elected will be an officer until: (a) death; (b) resignation;

(c) their successor is duly elected; (d) such time that they fail to perform their duties due to a permanent and total disability; or (e) termination by the Board of Managers, with or without cause.

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LIABILITY AND INDEMNIFICATION

- Liability of Members and Managers.
  - The Managers and Members will not be liable, responsible, or accountable, in damages or otherwise, to any Member or the Company for any act performed by the Managers or Members within the scope of the authority conferred on the Managers or Members by this Agreement, except as provided in Section 1706.311 of the Act.
  - A Member shall only be liable to make the payment of the Member's Capital Contribution. No Member, Manager, or Officer shall be liable for any obligations of the Company. After the Member's Capital Contribution, as provided in Section 3.1 and Section 3.2, has been paid, no Member shall be required to make any further Capital Contribution or lend any funds to the Company, except as required in Section 3.2.
  - No distribution of Net Operating Cash Flow or other cash made to any Member will be determined to be a return or withdrawal of a Capital Contribution unless so designated by the Board of Managers, and no Member will be obligated to pay any such amount to or for the account of the Company or any creditor of the Company.
  - Except as otherwise provided herein, no Member with a negative balance in such Member's Capital Account will have any obligation to the Company or any other Member to restore said negative balance to zero.
- Indemnification.

  - The Company shall indemnify the Members, Managers, and Officers for any act performed by the Members, Managers, or Officers within the scope of the authority conferred on the Members, Managers, and Officers, as applicable, by this Agreement, unless the act is proved by clear and convincing evidence to have been undertaken with deliberate intent to cause injury to the Company, with reckless disregard for the best interest of the Company, or to be an intentional breach of this Agreement.
  - The Managers, Officers, Members, and their Affiliates and their respective stockholders, directors, officers, members, partners and employees (individually, an "Indemnitee") shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of such Member's status or an Affiliate thereof or a stockholder, director, officer, partner, member or employee thereof, or the Manager, which relates to or arises out of the Company, its assets, business or affairs, if in each of the foregoing cases (i) the Indemnitee acted in good faith and in a manner such Indemnitee believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe such Indemnitee's conduct was unlawful, and (ii) the Indemnitee's conduct did not constitute gross

negligence or willful or wanton misconduct. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of <u>nolo contendere</u>, or its equivalent, shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified in (i) or (ii) above. Any indemnification pursuant to this <u>Section 6</u> shall be made only out of the assets of the Company and no Member, Manager, or Officer shall have any personal liability on account thereof.

- <u>Expenses</u>. Expenses (including reasonable legal fees) incurred by an Indemnitee in defending any claim, demand, action suit or proceeding described in, and for which Indemnitee seeks indemnity pursuant to <u>Section 6.2</u> above, will be advanced by the Company prior to final disposition of such claim, demand, action, suit or proceeding upon written request from Indemnitee and reasonable evidence to support the amount of such expenses; provided, however, that if it is determined that the Indemnitee is not entitled to be indemnified pursuant to this <u>Section 6</u>, then Indemnitee shall be obligated to repay any expenses advanced by the Company to the Indemnitee pursuant to this <u>Section 6.3</u>.
- <u>Non-Exclusivity</u>. The indemnification and advancement of expenses provided by, or granted pursuant to, this <u>Section 6</u> will not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, the Articles, this Agreement, any other agreement, a vote of the Managers, a policy of insurance or otherwise, and will not limit in any way any right which the Company may have to make additional indemnifications with respect to the same or different persons or classes of persons. The indemnification and advancement of expenses provided by, or granted pursuant to, this <u>Section 6</u> will continue as to a Person who has ceased to be Member, Manager, or Officer and will inure to the benefit of the heirs, executors, administrators, successors and assigns of such a Person.
- <u>Insurance</u>. Upon the approval of the Board of Managers, the Company may purchase and maintain insurance on behalf of the Members, Managers, and Officers against any liability asserted against them and incurred by them in such capacity, or arising out of their status as Members, Manager, or Officers whether or not the Company would have the power to indemnify them against such liability under this <u>Section 6</u>.

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TRANSFERS OF INTEREST

- <u>General Restrictions</u>. No Member may Transfer or Encumber all or any part of such Member's Interest, except as provided in this Agreement. Any purported Transfer of an Interest in violation of the terms of this Agreement will be null and void and of no effect. A Permitted Transfer will be effective as of the date specified in the instruments relating thereto. Any transferee desiring to make a further Transfer will become subject to all the provisions of this <u>Section 7</u> to the same extent and in the same manner as any Member desiring to make any Transfer.
    - <u>Encumbrance</u>. No Member may encumber any or all of their Units in connection with any debt. "<u>To Encumber</u>" includes to pledge, hypothecate, or otherwise secure any type of debt or obligation with the Units, whether incurred voluntarily or involuntarily, and in any manner whatsoever. An "<u>Encumbrance</u>" is any type of security or surety interest created by such Encumbering.
    - <u>Transfers</u>. A "<u>Transfer</u>" is any sale, pledge, gift, bequest or other transfer of any Units, whether or not for value and whether or not made to

another party to this Agreement. An "Involuntary Lifetime Transfer" is any Transfer made on account of a court order or otherwise by operation of law, including any Transfer incident to any divorce or marital property settlement, or any Transfer pursuant to applicable community property, quasi-community property or similar state law. A "Voluntary Lifetime Transfer" is any transfer that is not an Involuntary Lifetime Transfer. Unless the context indicates otherwise, Transfer includes both Voluntary and Involuntary Lifetime Transfers.

- Permitted Transfers. Each Member will have the right to Transfer (but not to substitute the assignee as a Substitute Member in such Member's place, except in accordance with Section 7.3 below), by a written instrument, all or any part of such Member's Interest to any of the following (each such transfer a "Permitted Transfer" and each such transferee being a "Permitted Transferee"):
  - If the Board of Managers has consented, in writing, to such Transfer and transferee;
  - To a revocable trust, created by such Member, as grantor, if (i) the Member is the sole trustee or co-trustee of such trust, and (ii) the trust is only for the benefit of the Member, the Member's spouse and/or the Member's descendants; provided, however, that (y) legal title will rest in such trust, but such Member's Units will be subject to the same restrictions on transfer and other provisions of this Agreement as if the Member who made the transfer (the "Transferring Member") continues to own the transferred Units, and (z) upon the death of the Transferring Member, this Agreement will be applied as though the deceased Transferring Member is the direct owner of the Units held in trust; and
  - To one or more of the other Members.

The Members agree that the restrictions on transfer set forth in Section 7.1, the Withdrawal provisions of Section 8.1, and the purchase rights set forth in Section 9, will not apply to any of the above-mentioned Permitted Transfers.

- Substitute Members. No assignee or transferee of all or part of a Member's Interest will become a Substitute Member in place of the assignor or transferor, except as provided in Section 7.2 above, unless and until:
  - The transferor (if living) has stated such intention in the instrument of assignment;
  - The transferee has executed an instrument accepting and adopting the terms and provisions of the Articles and this Agreement;
  - The transferee has caused to be paid all reasonable expenses of the Company in connection with the admission of the transferee as a Substitute Member; and
  - The Board of Managers has consented in writing to such transferee becoming a Substitute Member.

Upon satisfaction of all the foregoing conditions with respect to a particular transferee, the Members will cause this Agreement to be duly amended to reflect the admission of the transferee as a Substitute Member.

- Effect of Admission as a Substitute Member. Unless and until admitted as a Substitute Member pursuant to Section 7.3, a transferee of a Member's Interest will not be entitled to exercise any rights of a Member in the Company, including the right to vote, grant approvals or give consents with respect to such Interest, the right to require any information or accounting of the Company's business or the right to inspect the Company's books and records, but such transferee will only be entitled to receive, to the extent of the Interest transferred to such transferee, the distribution to which the transferor would be entitled. A transferee who has become a Substitute Member has, to the extent of the Interest transferred to such Substitute Member, all the rights and powers of the Person for whom such Substitute Member is substituted and is subject to the restrictions and liabilities of a Member under the Articles, this Agreement and the Act. Upon admission of a transferee as a Substitute Member, the transferor of the Interest so acquired by the Substitute Member will cease to be a Member of the Company to the extent of such Interest. A Person will not cease to be a Member upon assignment of all of such Member's Interest unless and until the transferee becomes a Substitute Member.

- Additional Members. After the formation of the Company, any Person acceptable to the Board of Managers may become an Additional Member of the Company for such consideration as the Board of Managers will determine, provided that such Additional Member complies with all the requirements of a transferee under Section 7.3 above (except for Section 7.3(a)). No Additional Member will be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company.

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WITHDRAWAL AND DISSOLUTION

- Withdrawal of a Member. In accordance with Section 1706.41 of the Act, a Member will have no right to withdraw from the Company. Notwithstanding the foregoing, the following events will be treated as withdrawal events ("Withdrawal" or "Event of Withdrawal"):
    - If the Member is an actual person, the death of the Member;
    - If the Member is acting as a Member by virtue of being a trustee of a trust, (i) the termination of the trust (but not merely the substitution of a new trustee), or (ii) the death of the Transferring Member;
    - If the Member is an estate, distribution of the estate's membership interest;
    - The bankruptcy, insolvency, or entering into a receivership of a Member;
    - If the Member Transfers or Encumbers or attempts to Transfer or Encumber all or any part of their Interest in violation of this Agreement, including, without limitation, any Transfer or Encumbrance as a result of divorce, legal separation, or any other similar proceeding regarding the termination of a marriage, or any Transfer or Encumbrance, including any charging orders, as a result of any indebtedness of the Member, or any liens as a result of the failure to timely or fully pay any of tax obligations of the Member.
- Except as provided above, no other event, including the events of withdrawal in Section 1706.411 of the Act, will cause a person to cease to be a Member.
- Events Causing Dissolution. The Company will be dissolved upon the first to occur of the following events, and no Member or Manager will have the right to cause a dissolution of the Company except as expressly provided in this Agreement:
    - The unanimous written agreement of the Board of Managers to dissolve; or
    - An order of judicial dissolution.
- Cash Distributions Upon Dissolution.
    - Upon the dissolution of the Company as a result of the occurrence of any of the events set forth in Section 8.2, the Board of Managers will proceed to liquidate the Company and the Liquidation Proceeds will be applied and distributed in the following order of priority:
        - First, to the payment of debts and liabilities of the Company in the order of priority as provided by law (other than any loans or

advances that may have been made by any of the Members to the Company) and the expenses of liquidation.

- Second, to the establishment of any reserve which the Board of Managers may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company. Such reserve may be paid over by the Board of Managers to any attorney at law, or other party acceptable to the Board of Managers, as escrow agent to be held for disbursement in payment of any of the aforementioned liabilities and, at the expiration of such period as will be deemed advisable by the Board of Managers, for distribution of the balance, in the manner provided in this Section 8.3.
- Third, to the repayment of any loans or advances that may have been made by the Members to the Company, but if the amount available for such repayment will be insufficient, then pro rata on account thereof.
- Fourth, pro rata to the Members, in proportion to their respective Unrecovered Capital Contributions, until an amount equal to the aggregate amount of the Members' Unrecovered Capital Contributions will have been distributed.
- Finally, the remaining balance of funds, if any, will be distributed to the Members in proportion to their respective Percentage Interests.

- Filing of Articles of Cancellation. If the Company is dissolved, the Board of Managers will promptly file a Certificate of Dissolution with OSOS. If there are no remaining Managers, then the Certificate of Dissolution will be filed by the Members. If there are no Members, then the Certificate of Dissolution shall be filed by the last person to be a Member; if there is neither a remaining Member nor a person who last was a Member, the Certificate shall be filed by the legal or personal representatives of the person who last was a Member.

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PURCHASE OF A MEMBER'S INTEREST

- Purchase of Interest Upon Withdrawal of a Member. Upon the occurrence of a Withdrawal of a Member described in Section 8.1, excluding the Permitted Transfers as provided in Section 7.2, the Member that triggers such event (the "Withdrawing Member"), the Company and the Members hereby agree that they will be bound by the following terms and conditions:
  - The Withdrawing Member shall immediately provide notice of the Withdrawal event to the Company and all Members and be deemed to have offered to sell to the Members all of the Withdrawing Member's Units in the Company (the "Offered Units"), and the Members shall have a period of ninety (90) days within which to accept or decline to purchase the Offered Units at the purchase price and upon the payment terms set forth in this Agreement. Each of the Members shall have the right to purchase such number of Units of the Offered Units that is proportionate to each of the Members' ownership of outstanding Units in the Company. In the event that not all of the Members desire to make a purchase, those desiring to make a purchase shall purchase such number of Units of the Offered Units that is proportionate to each of the Members' ownership of outstanding Units in the Company desiring to make a purchase under this Agreement.
  - If the Members decline to purchase all of the Offered Units, or do not

accept the offer within said ninety (90)-day period, the Withdrawing Member shall immediately be deemed to have offered to sell any Offered Units not purchased under Section 9.1(a) to the Company. In the event of the death of a Member, the Company shall purchase all of the Offered Units at the purchase price and upon the payment terms set forth in this Agreement. Upon an event other than death, the Company shall have a period of ninety (90) days within which to accept or decline to purchase the Offered Units at the purchase price and upon the payment terms set forth in this Agreement. The parties hereby agree that the determination by the Company as to whether to exercise the option to purchase the Offered Units hereunder shall be made by the Board of Managers.

- If the Offered Units are not purchased by the non-withdrawing Members, or the Company, the Offered Units will remain subject to the restrictions on transfer set forth in this Agreement. Furthermore, the Withdrawing Member, or their representative, will have no right to transfer the Offered Units to any third party, or force dissolution of the Company, as a result of the failure of the non-withdrawing Members or the Company to purchase the Offered Units.

- Purchase Price. Unless otherwise agreed by the Purchaser and Seller in writing within thirty (30) days of an offer and acceptance to purchase the Offered Units above, the purchase price for each Unit sold under this Agreement shall be determined by an independent valuation firm, or independent certified public accounting firm, to be selected by the Company, which determination shall be binding on the Purchaser and Seller. In determining the purchase price, the valuation firm or certified public accounting firm shall take into consideration all applicable discounts. The purchase price shall be determined within a period of sixty (60) days of written notice being provided to the valuation firm or certified public accounting firm. The valuation shall include the fair market value of the real estate interests and assets owned by the Company, and adjusted to reflect all debt and liabilities of the Company. An appraisal of the real property interests of the Company shall be conducted by an appraiser who shall bear the MAI or SRPA professional designation, and whom shall be regularly engaged in the appraisal of real property interests in the area(s) where the Company owns real property interests. The appraiser shall be selected by the independent valuation firm, or independent certified public accounting firm. The cost of the appraisal and valuation shall be paid by the Company.

- Payment Terms. Upon the purchase of Offered Units, unless otherwise agreed by the Purchaser and Seller in writing, the Company and the Members hereby agree that the purchase price shall be paid over a period of sixty (60) months. The obligation to pay the purchase price under this Agreement shall be evidenced by the Purchaser executing a Promissory Note for payment of the purchase price in equal monthly installments commencing on the Closing Date, using an interest rate equal to the minimum applicable federal rate in effect at the Closing Date, which rate shall be fixed over the term of the Promissory Note (the "Interest Rate"). Notwithstanding the above, if there are proceeds paid to the Purchaser from any life insurance or disability buyout insurance policy owned by the Purchaser on the life of the Withdrawing Member for purposes of funding this Agreement (the "Insurance Proceeds"), and if the Insurance Proceeds are equal to or exceed the purchase price under this Agreement, the Withdrawing Member shall be entitled to receive the purchase price, paid by check on the Closing Date. If such Insurance Proceeds are less than the purchase price, the total Insurance Proceeds shall be paid on the Closing Date to the Withdrawing Member, with the balance of the purchase price being paid over the time period as described above.

- Closing and Payment. The closing of the transaction shall be on a date mutually agreeable to the parties, not later than ninety (90) days after the date of acceptance of the offer to purchase the Offered Units ("Closing" or "Closing Date"). At the Closing, the Purchaser shall deliver to the Withdrawing Member the purchase price as provided above. With respect to an installment purchase obligation under this Agreement, the Purchaser shall deliver an executed Promissory Note (the "Note"). The Note shall contain an acceleration of maturity in the event of default of any payment of principal or interest for ten (10) days or more following notice of default, provided, however, that the Purchaser shall have the right of prepayment of all or any part of said Note without penalty. At the Closing, the Withdrawing Member shall deliver to the Purchaser the unit certificate for the Units, duly endorsed for transfer.
- Acceleration of Payments Upon a Sale; Payments Upon a Sale.
  - There shall be an acceleration of payments due pursuant to any Note issued under this Agreement upon a Sale (as defined below) during the time that there are payments being made to a Seller based on a purchase of Units in the Company. Upon closing of any such Sale, any amounts due and owing to the Seller under this Agreement pursuant to any such outstanding purchase obligation and the corresponding Note(s) shall become due and payable in full within thirty (30) days of the closing of the Sale. For purposes of this Agreement, a "Sale" shall mean: (i) a sale of all or substantially all (more than 75%), of either (1) the assets of the Company, or (2) all of the Units in the Company, to a third party (not an affiliated or related person or entity to the Members or the Company), or (ii) the merger, consolidation, or other reorganization of the Company resulting in a change of more than seventy-five percent (75%) of the outstanding ownership and control of the Company, with or to a third party (not an affiliated or related person or entity to the Members or the Company) (each hereinafter referred to as a "Sale." Upon a Sale event, the Company shall provide written notice thereof to the Seller.
  - If a payment is due to the Seller as provided above in this Section, the payment shall be made within ten (10) days of the closing of the Sale. If the Sale proceeds are paid over time, the Seller shall be entitled to his or her proportionate allocation of such payment within ten (10) days of receipt of the purchase price payment by Company or its Members, as applicable. Furthermore, in the event a portion of the proceeds from the Sale are held in escrow, the proportionate amount of funds held in escrow based on the percentage of the Sale proceeds received by Company and its Members, and shall not be paid the Seller until a full and complete release of all escrow funds. If there are adjustments made after the closing of the Sale to the purchase price, whether based on a working capital adjustment, other purchase price adjustment, payment out of the escrow funds, or indemnification claim, Seller's payment in any such case shall be adjusted proportionately with the Company and its Members and any other bonus or payment recipients from the Sale based on the percentage of the Net Sales Proceeds received by such parties.
- Pledge of Units. To the extent not prohibited by a secured creditor of the Company at the time of Closing, any Note issued in payment of the purchase price by a Purchaser who is a Member shall be secured by a pledge of the Units which is transferred in exchange for the purchase price. Both the Purchaser and the Seller shall enter into a Pledge Agreement. Each Unit pledged to secure payment of the purchase price shall be voted by the pledgor as long as such pledgor is not in default and has not violated any term or condition contained in

this Agreement.

- Company Debt. If the Company purchases the Offered Units and, at the time of the purchase, the Seller is indebted to the Company, or any affiliate of the Company, the Company is entitled to offset such debt against the purchase price, and against any compensation or other amounts owed by the Seller. If at the time of purchase the amount of the Seller's debt to the Company, or such affiliate, is uncertain, the purchase of Units must be completed but the Company may withhold payment until the amount of the Seller's debt is determined.

- Release of Mortgage/Indebtedness. If there is any outstanding mortgage or other indebtedness owing by the Company upon which the Seller is a signatory or guarantor, then the non-withdrawing Member(s) or Company will use good-faith efforts to attempt to obtain a release of the Seller from such indebtedness as soon as reasonably practicable. In the event that a release cannot be obtained, the Company will indemnify and hold the Seller harmless from and against any liability arising from or relating to the indebtedness.

- Insurance. The Company or the Board of Managers may at some time in the future agree to fund or partially fund the buyout provisions in the event of the death of a Member by purchasing insurance policies on the life of a Member. The face values of the insurance policies on the life of a Member shall be in such amount(s) as shall be determined by the Company and the Board, from time to time. The Members agree that each will fully cooperate if the Company or the Members desires to procure key man or other insurance on their lives.

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ACCOUNTING AND BANK ACCOUNTS

- Taxable Year and Accounting Method. The taxable year of the Company will be as designated by the Board of Managers in accordance with the Code. The Board of Managers will also determine the accounting method to be used by the Company.
- Books and Records. The books and records of the Company will be maintained at the principal office of the Company. Each Member (or such Member's designated representative) will have the right, during ordinary business hours and upon reasonable notice, to inspect and copy (at such Member's own expense) all books and records of the Company.
- Financial Reports. As soon as reasonably practicable after the end of each tax year of the Company, the Board of Managers will cause to be prepared and delivered to each Member all information with respect to the Company necessary for the Member's federal and state income tax returns.
- Tax Returns and Elections. The Board of Managers will cause to be prepared and timely file all federal, state and local income tax returns or other returns or statements required by applicable law. The Company will claim all deductions and make such elections for federal or state income tax purposes which the Board of Managers reasonably believes will produce the most favorable tax results for the Members. Any subsequent changes in the tax treatment of the Company will be determined by the Board of Managers.

- Partnership Representative.
  - Required Reporting. Necessary tax information will be delivered to each Member after the end of each Taxable Year of the Company. Every effort will be made to furnish such information within one hundred (100) days after the end of each Fiscal Year.
  - Partnership Representative.

- The Board of Managers will appoint an individual to serve as the Partnership Representative ("Partnership Representative") for such year until removed or replaced as provided in this Section 10.5, the actual appointment to be made on the tax return filed in the year of appointment. The Partnership Representative must consider and take actions regarding tax matters that are in the best interests, to the extent possible, of all Members of the Company.
- Once appointed (for any given year's tax return), the Board of Managers may remove the Partnership Representative, who was previously designated on any income tax return filed by the Company and replace that person with a newly appointed Partnership Representative. Unless other good reason exists, the Partnership Representative will not notify the IRS of the change until either (1) an income tax audit proceeding has been commenced by the IRS or (2) the partnership files an Administrative Adjustment Request with the IRS.
- The Partnership Representative is responsible for binding the Company and its Members in all audit procedures with the IRS and other taxing authorities, and would also be responsible for determining who pays the tax consistent with this Section 10.5.
- The Partnership Representative must promptly provide notice of all IRS and other taxing authorities income tax audit proceedings to the Board of Managers keeping them informed of all material developments with respect to such proceedings. Prior to binding the Company and its Members to any audit procedure or remedy with the IRS, the Partnership Representative will further provide written notice to all of the Members setting forth all of the material facts and circumstances and seeking their confirmation of the facts, their analysis of the facts and law and, if desired, seeking their input relative to a resolution.
- The Partnership Representative must make a timely pushout election, as provided by Code §6226(b), before an IRS notice of an assessment of deficiency against the Company becomes final, that will cause to the extent permitted by the Internal Revenue Code and Treasury Regulations the Company's Members rather than the Company to either pay additional taxes or to seek a refund of additional taxes, if any, resulting from the disposition of any IRS or other taxing authority income tax audit proceedings arising from the Company's income tax returns.
- With respect to any income tax year ending prior to January 1, 2018, the Partnership Representative and the Tax Matters Representative will make no election as otherwise permitted under the Bipartisan Budget Act §1101(g)(4) and as further provided by Treas. Reg. §301.9100-22T.

- Bank Accounts. All funds of the Company will be deposited in a separate bank, money market or similar account(s) approved by the Board of Managers and in the Company's name. Withdrawals therefrom will be made only by persons authorized in writing to do so by the Board of Managers.
- Authorization. Any checks, disbursements, deeds, mortgages, agreements, or any other documents requiring authorization by the Company will require signatures of a Manager and any officers designated by the Board of Managers.
- Representations; Legend. Each Member hereby represents, warrants and agrees

to the following, which will be placed on the reverse side of any certificate or other document or instrument evidencing ownership of Units:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, OFFERED FOR SALE, HYPOTHECATED, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SUCH SECURITIES ARE REGISTERED UNDER SAID ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT THAT SUCH PROPOSED SALE OR OFFER OR OTHER DISPOSITION DOES NOT REQUIRE REGISTRATION OF SUCH SECURITIES UNDER SAID ACT.

Any sale, assignment, transfer, pledge, or other disposition or encumbrance of the Units represented by this Certificate is restricted by and subject to the terms and conditions of an Operating Agreement between the Company and its Members. Copies of said Agreements are on file with the Secretary of the Company and will be provided to the party to such Agreement within five (5) days after a written request therefor. By acceptance of this Certificate, the holder agrees to be bound by the terms of said Agreements.

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CAPITAL TRANSACTIONS, TAG ALONG; DRAG ALONG

- <u>Capital Transactions</u>. Without in any way limiting the generality of the Board of Manager's right to manage the business and affairs of the Company, the Managers (and any officer(s) chosen by the Board) shall have full right, authority, and control to cause and negotiate the terms and conditions of any Capital Transaction with respect to the Company. Each Member hereby waives any and all dissenters' rights, appraisal rights, or similar rights in connection with such Capital Transaction. The Managers agree to provide the other Members with written notice of all bona fide Capital Transaction offers not less than thirty (30) days prior to the proposed consummation and closing of such Capital Transaction, which notice shall include, if and when available, a copy of any and all proposed and/or final purchase and sale agreements or similar agreements to date. Thereafter, the Managers agrees to keep the Members reasonably informed of the status of any and all documents with respect to such Capital Transaction, including, without limitation, copies of such documents with modifications or changes thereto, and the date of closing of such Capital Transaction.

- <u>Drag-Along Rights</u>. Subject to Section 11.1 above concerning Capital Transactions in general, if at any time a Majority in Interest of the Members (the "<u>Control Seller</u>") desires to sell or otherwise transfer all or any portion of their Membership Interest (the "<u>Control Sale</u>") to a bona fide, unrelated, third party purchaser (the "<u>Purchaser</u>"), then the other Members who are not a Control Seller (each, a "<u>Drag-Along Seller</u>") shall consent to and raise no objections against the Control Sale or the process by which the Control Sale is undertaken, and shall, if requested by the Control Seller, sell (or otherwise transfer) his, her or its Membership Interest (or any portion thereof), at the same price and on the same terms and conditions as approved by the Control Seller. Each Drag-Along Seller shall promptly take all actions deemed necessary or desirable (in the sole judgment of the Control Seller) to facilitate the consummation of the Control Sale, including the execution of all agreements and instruments in connection therewith. Without limiting the foregoing: (i) if the Control Sale is structured as a merger, consolidation, joint venture or similar transaction, each Drag-Along

Seller shall, by the terms of such transaction, or by applicable law, vote in favor of or otherwise consent to such transaction and waive any dissenters' rights, appraisal rights or similar rights in connection with such transaction; and (ii) if the Control Sale is structured as a sale or exchange of securities, each Drag-Along Seller shall agree to sell or exchange the same percentage of securities that are being sold by the Control Seller, and said sale shall be on the same terms and conditions approved by the Control Seller and upon which the Control Seller agrees to sell or exchange the like percentage of securities held by such Control Seller. The Control Seller shall notify the Drag-Along Sellers in writing not less than thirty (30) days prior to the proposed consummation of a Control Sale. Provided, however, that each Drag-Along Seller agrees not to directly or indirectly (without prior written consent) disclose to any other Person (other than to such Drag-Along Seller's legal counsel or representatives or as otherwise necessary to protect such Non-Control Seller's rights under this Agreement) any information related to such potential sale of the Company.

- Tag-Along Rights. Subject to Section 11.1 above concerning Capital Transactions in general, if the Control Seller does not exercise any drag-along rights pursuant to Section 11.2, then the other Members who are not a Control Seller (each, a "Tag-Along Seller") may elect to participate in the Control Sale by delivering written notice to the Company and the Control Seller within ten (10) days following the receipt by such Tag-Along Seller of written notice of such Control Sale. The Control Seller shall use reasonable efforts to promptly notify the Tag-Along Sellers in writing not less than sixty (60) days prior to the proposed consummation of a Control Sale. If a Tag-Along Seller exercises their rights pursuant to this Section, then such Tag-Along Seller shall be required as a condition of such exercise (and shall be entitled) to sell the same percentage of their securities that the Control Seller sells to the purchasers in connection with the Control Sale, at the same price per security and on the same terms and conditions.

- Compliance. With respect to any Control Sale, each Drag/Tag-Along Seller must, if requested by the Control Seller (i) execute and deliver all agreements, certificates and instruments as requested by the Control Seller; (ii) give the same representations, warranties, covenants, releases and indemnities as the Control Seller gives in the transaction; and (iii) irrevocably appoint one or more persons designated by the Control Seller as their agent and/or representative with respect to all aspects of that transaction (including without limitation amendments, new documents, waivers, and the prosecution, defense or settlement of claims, in each case in connection with that transaction) pursuant to a power of attorney (or other writing) in form and substance satisfactory to the Control Seller and their counsel.

- Attorney-in-Fact. Upon the failure of any Drag/Tag-Along Seller to take the actions required by the Control Seller under this Section, such Drag/Tag-Along Seller hereby appoints the Control Seller as their attorney-in-fact for the purpose of executing, swearing to, acknowledging, and delivering all certificates, documents, and other instruments as are required to be executed and delivered by them pursuant to this Section. Furthermore, upon such Drag/Tag-Along Seller's receipt of its proportionate share of the purchase price pursuant to this Section, such Drag/Tag-Along Seller shall for all purposes be deemed no longer a holder of the securities. This power of attorney is irrevocable and is coupled with an interest. Upon the failure of any Drag/Tag-Along Seller to take any of the actions required by this Section, such Person shall reimburse the Company or Control Seller for any costs or expenses (including without limitation reasonable attorney's fees) incurred by any such parties in the enforcement of their respective rights under this Section.

- Costs. Each Member participating in any transaction pursuant to this Section shall bear their pro rata share (based upon the number of securities sold by such Member out of the total number of securities sold by all Members in such transaction) of the costs of such transaction to the extent such costs are not otherwise paid by the Company or the acquiring party. Costs incurred by a Member on their own behalf shall not be considered costs of the transaction hereunder.
- Remedies. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of any provision of this Section by any party, that this Section shall be specifically enforceable, and that any breach or threatened breach of any provision of this Section shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

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MISCELLANEOUS

- Title to Assets. Title to the Property and all other assets acquired by the Company will be held in the name of the Company. No Member will individually have any ownership interest or rights in the Property or any other assets of the Company, except indirectly by virtue of such Member's ownership of an Interest. No Member will have any right to seek or obtain a partition of the Property or other assets of the Company, nor will any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.
- Nature of Interest in the Company. A Member's Interest will be personal property for all purposes.
- Member Expenses. All out-of-pocket expenses incurred by or on behalf of the Members in connection with the Company's organization and business will be paid by the Company or reimbursed to the Members by the Company.
- Waiver of Default. No consent or waiver, express or implied, by the Company, Member or a Manager with respect to any breach or default by another Member or Manager under this Agreement will be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member or Manager of the same provision or any other provision of this Agreement. Failure on the part of the Company, Member, or Manager to complain of any act or failure to act of another Member or Manager or to declare such other Member or Manager in default will not be deemed or constitute a waiver by the Company, Member, or Manager of any rights under this Agreement.
- Amendments.
  - Amendments Not Requiring Consent of the Members. This Agreement may be amended by the Board of Managers from time to time, without the consent of the Members, for the following purposes, so long as any such amendment or supplement will not adversely affect any Member:
    - to add to the representations, duties or obligations of the Managers or surrender any right or power granted to the Managers under this Agreement for the benefit of the Members;
    - to cure any ambiguity, correct or supplement any provision of this Agreement which may be inconsistent with any other provision of this Agreement, or make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this

Agreement;

- with respect to the Company's tax status as a partnership and not as an association taxable as a corporation for federal income tax purposes, to ensure the continuation of partnership tax status, so long as, in the opinion of counsel to the Company, such amendment does not materially and adversely affect the rights or interests of any of the Members; and
- To effect changes of a ministerial nature which do not materially and adversely affect the rights of the Members.

- Amendments Requiring Consent of the Members. With the exception of amendments permitted under Section 12.5(a) above, any amendment to this Agreement must be approved by the Majority in Interest of the Members. Any amendment required to be approved may be proposed by any Member or Manager to all of the Members. Following such proposal, a verbatim statement of any proposed amendment shall be presented to the Members and an assessment as to the effect of such amendment on the liability of the Members for the debts of the Company.

- Covenant to Sign Amendment. Each Member agrees to promptly execute, acknowledge and deliver to the Company such documents and instruments as may be necessary to effectuate any amendments to this Agreement authorized pursuant to this Section. Notwithstanding the foregoing, the Board shall be entitled to execute an amendment to this Agreement on behalf of the Members for the purposes permitted in Section 12.5(a).

- No Third Party Rights. None of the provisions contained in this Agreement shall be for the benefit of or enforceable by any third parties, including creditors of the Company. The parties to this Agreement expressly retain any and all rights to amend this Agreement as herein provided, notwithstanding any interest in the Agreement or in any party to this Agreement held by any other Person.

- Severability. In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement will not be affected thereby and will remain in full force and effect and will be enforced to the greatest extent permitted by law.

- Binding Agreement. Subject to the restrictions on the disposition of Interests herein contained, the provisions of this Agreement will be binding upon, and inure to the benefit of, the Members hereto and their respective heirs, personal representatives, successors and permitted assigns.

- Headings. The headings of the Articles and sections of this Agreement are for convenience only and will not be considered in construing or interpreting any of the terms or provisions of this Agreement.

- Governing Law; Venue. This Agreement will be construed according to and governed by the laws of the State of Ohio. Any dispute or controversy arising under this Agreement will be resolved in the local courts of _____ County, Ohio, or the Federal District Court with jurisdiction over said County.

- Construction. Each party to this Agreement has carefully reviewed this Agreement, is familiar with the terms and conditions hereof, and was advised by legal counsel of its own choice with respect thereto. This Agreement is the product of negotiation among the parties hereto and is not to be interpreted or construed strictly for or against any party hereto.

- Waiver. The failure of any party to insist on strict compliance with any of the terms, covenants, or conditions of this Agreement by any other party shall not be deemed a waiver of that term, covenant, or condition, nor shall any waiver or relinquishment of any right or power at any one time or times be deemed a waiver or relinquishment of that right or power for any other times.

- Entire Agreement. Each Member acknowledges that this Agreement and the recitals hereto constitute the complete and exclusive statement of the agreement between the Members, which supersedes and merges all prior proposals, understandings, and all other agreements, oral and written, between the Members relating to the operation and management of the Company and any other subject matter governed by this Agreement.

- Securities Laws; Representations. Each Member who makes a Capital Contribution to the Company, or purchases Membership Interest, represents and warrants to the Company and the other Members as follows:
    - the Member is acquiring the Member Interest for the Member's own account for investment and not with the intent to distribute the Membership Interest;
    - the Member has been given the opportunity to review all documents and other information which may be material to an investment decision;
    - the Member is not acquiring the Member Interest as a result of any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar medium, or radio or television broadcast;
    - the Member acknowledges that the Member Interest has not been registered under the Securities Act of 1933, as amended, or any state securities laws, that there is no market for the Member Interest, and that the Member Interest may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements;
    - the Member has adequate means of providing for its/his current need, is able to bear the economic risks of investment for an indefinite period of time, and can afford a complete loss of this investment; and
    - the Member has investigated the Company, and is capable of evaluating the merits and risks of investment in the Company.

- Disclosures. THE MEMBERSHIP INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE COMPANY OR THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PROSPECTIVE MEMBERS ARE NOT TO CONSTRUE ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM ANY MANAGEMENT PERSON AS INVESTMENT, LEGAL, OR TAX ADVICE. EACH PROSPECTIVE MEMBER SHOULD CONSULT ITS OWN COUNSEL, ACCOUNTANT, AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX, AND OTHER RELATED MATTERS CONCERNING THE COMPANY. THE MEMBER INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER DELAWARE OR OTHER STATE SECURITIES LAWS BY REASON, AMONG OTHER THINGS, OF SPECIFIC EXEMPTIONS UNDER THE PROVISIONS OF SUCH LAWS RELATING TO TRANSACTIONS NOT INVOLVING ANY PUBLIC OFFERING OR SOLICITATION. THE INTEREST OF A MEMBER MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED TO ANY PERSON UNLESS REGISTERED AND QUALIFIED UNDER ALL APPLICABLE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS

AVAILABLE AND THE PROPOSED PURCHASER OF THE INTEREST OF A MEMBER SATISFIES THE INVESTMENT SUITABILITY STANDARDS APPLICABLE TO THE COMPANY. SPECIFICALLY, IN THE EVENT THE MEMBER INTERESTS ARE DEEMED TO CONSTITUTE SECURITIES, THE COMPANY IS RELYING ON SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED, AND REGULATION D PROMULGATED THEREUNDER AND UPON SIMILAR PROVISIONS UNDER APPLICABLE STATE SECURITIES LAWS RELATING TO TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING OR SOLICITATION. THERE IS NO PUBLIC OR OTHER MARKET FOR THE MEMBER INTERESTS, NOR WILL ANY SUCH MARKET DEVELOP. NO IMPLICATION OR REPRESENTATION IS MADE OR INTENDED BY THIS SECTION AS TO WHETHER THE MEMBER INTERESTS ARE "SECURITIES," AS SUCH TERM IS DEFINED UNDER FEDERAL AND STATE SECURITIES LAWS

The parties hereto have caused this Agreement to be duly executed as of the date first written above.

Managers: *Members:*

John Miller   John Miller

David Greer   David Greer

Sarah Thrush   Sarah Thrush

Ken McCaw   Ken McCaw

Tim Courlas   Tim Courlas

Michael Kruse   Michael Kruse

EXHIBIT A

LIST OF MEMBERS

Member Name and Address	Percentage Interest	Units	Initial Capital Contribution
John Miller	20.66%	210,000	On file with Company accountant
David Greer	20.16%	205,000	On file with Company accountant
Sarah Thrush	19.77%	201,000	On file with Company accountant
Ken McCaw	19.68%	200,000	On file with Company accountant
Tim Courlas	19.68%	200,000	On file with Company accountant
Michael Kruse	0.05%	500	On file with Company accountant
Total:	100%	1,016,500	

EXHIBIT B

"Act" means the Ohio Revised Limited Liability Company Act, as amended from time to time.

"Additional Member" will have the meaning set forth in Section 7.5.

"Affiliate" means (i) any Person directly or indirectly controlling, controlled by or under common control with another Person, (ii) any Person owning or controlling 10% or more of the outstanding voting securities of such other Person, (iii) any officer, director or partner of such Person, and (iv) if such other Person is an officer, director or partner, any company for which such Person acts in any such capacity.

"Agreement" means this Operating Agreement of Destination Preservation LLC, as amended from time to time.

"Articles" means the Articles of Organization of the Company filed with the Ohio Secretary of State, as amended from time to time.

"Capital Account" means a separate account established by the Company and maintained for each Member in accordance with Section 3 of this Agreement.

"Capital Contribution" means the total amount of cash and the fair market value of any other assets contributed (or deemed contributed under Regulation Section 1.7041(b)(2)(iv)(d)) to the Company by a Member, net of liabilities assumed or to which the assets are subject.

"Capital Transaction" means any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration other than Capital Contributions, including, without limitation, proceeds of sales or exchanges or other dispositions of property not in the ordinary course of business, financings, refinancings, condemnations, recoveries of damage awards, and insurance proceeds.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Company" means Destination Preservation LLC.

"Interest" refers to all of a Member's rights and interests in the Company, including all Units owned by the Member, in such Member's capacity as a Member, all as provided in the Articles, this Agreement and the Act.

"Liquidation Proceeds" means all Property at the time of liquidation of the Company and all proceeds thereof.

"Major Capital Event" means any Company transaction not in the ordinary course of its business including, without limitation, sales of real or personal property, condemnations, reversals of reserves originally created in connection with a Major Capital Event, recoveries of damage awards and insurance proceeds, and mortgage refinancing or borrowings, unless any such event will be deemed insignificant in the good faith determination of the Members.

"Majority in Interest" means any Member or group of Members holding an aggregate of more than fifty percent (50%) of the Percentage Interest of Units in the Company.

"Member" or "Members" means those Persons executing this Agreement as a member of the Company, including any Substitute Members or any Person who becomes a Member after the Formation Date, in each such Person's capacity as a member of the Company.

"Member Interest" means an interest in the Company owned by any Member, including such Member's share or percentage of Profits and Losses and such Member's right to receive distributions of Net Operating Cash Flow from the Company or Liquidation Proceeds of the Company in accordance with this Agreement.

"Member's Share of Company Minimum Gain" means an amount determined (i) in accordance with Treasury Regulation Section 1.704-2(g) with respect to a nonrecourse liability of a partnership in which no partner bears the economic risk of loss and (ii) in accordance with Treasury Regulation Section 1.704.2(i) with respect to a nonrecourse liability of a partnership in which any partner bears any portion of the economic risk of loss.

"Minimum Gain" means the amount of gain, if any, as set forth in Treasury Regulations Section 1.704-T(b)(4)(iv)(c), that would be realized by a partnership if it disposed of (in a taxable transaction) property subject to a nonrecourse liability of such partnership, in full satisfaction of such liability (and for no other consideration).

"Net Extraordinary Cash Income" means all cash receipts arising from Major Capital Events less (i) the amount of cash disbursed or to be disbursed in connection with expenses relating to such Major Capital Event; (ii) the amount necessary for payment of all debts and obligations (other than any mortgage(s) remaining after the Major Capital Event) of the Company related to the particular Major Capital Event; (iii) to the extend paid, other than with cash withdrawn from reserves therefor, amounts considered appropriate by the Members for capital expenditures with respect to the Property; and (iv) amounts set aside to maintain an adequate level of working capital and to pay taxes, insurance, debt service, repairs, replacements, future distributions to the Members and/or other costs and expenses incident to the ownership or operation of the Property or other investments of the Company and for which cash to make payment is not expected by the Members to be, or may not be, received prior to the time such payments are expected to be made.

"Net Operating Cash Flow" means, with respect to any fiscal period, all operating and investment revenues during such period (not arising from Major Capital Events) and any amounts theretofore held in any reserve which the Members determine need not be held any longer in reserve (excluding any reserves created in connection with a Major Capital Event), determined in accordance with the Company's method of accounting, less Operating Expenses.

"Notice" means a writing, containing the information required by this Agreement to be communicated to a party, sent by United States mail, postage prepaid, to such party at the last known address of such party as shown on the records of the Company, the date of mailing thereof being deemed the date of receipt thereof.

"Operating Expenses" means, with respect to any fiscal period, (i) to the extent paid other than with cash withdrawn from reserves therefor, the amount of cash disbursed in such period in order to operate the Company and to pay expenses (including, without limitation, management fees, taxes, insurance, debt service, repairs, replacements or renewals, and/or other costs and expenses) incident to the ownership or operation of the Property or the Company and (ii) amounts set aside for such period to maintain an adequate level of reserves and working capital.

"Percentage Interest," with respect to a Member, means such Member's percentage interest in the Company. The Percentage Interest of each Member, will be as set forth on Exhibit A.

"Person" means any individual, partnership, limited liability company, corporation, cooperative, trust or other entity.

"Prime Rate" means the annual rate of interest reported from time to time in The Wall Street Journal as the base rate on corporate loans at large money center commercial banks.

"Profits and Losses for Tax Purposes" means, for accounting and tax purposes, the various items with respect to partnerships set forth in Section 702(a) of the Code and all applicable regulations, or any successor law, and will include, but not be limited to, items such as capital gain or loss, tax preferences, credits, depreciation, other deductions and depreciation recapture.

"Property" means all properties and assets that the Company may own or otherwise have an interest in from time to time.

"Purchaser" will mean the Company, or a Member, as the purchaser of Units under this Agreement.

"Reserves" means amounts set aside from time to time by the Members pursuant to Section 4.5.

"Seller" will mean the Member selling Units pursuant to this Agreement.

"Special Allocations" means:

- Notwithstanding any other provisions of this Agreement to the contrary, if the amount of any Minimum Gain at the end of any taxable year is less than the amount of such Minimum Gain at the beginning of such taxable year, there will be allocated to each Member gross income or gain (in respect of the current taxable year and any future taxable year) in an amount equal to such Member's share of the net decrease in Minimum Gain during such year in accordance with Treasury Regulation Section 1.704-2(f). Such allocation of gross income and gain will be made prior to any other allocation of income, gain, loss, deduction or Section 705(a)(2)(B) expenditure for such year. Any such allocation of gross income or gain pursuant to this paragraph will be taken into account, to the extent feasible, in computing subsequent allocations of income, gain, loss, deduction or credit of the Company so that the net amount of all items allocated to each Member pursuant to this paragraph will, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this paragraph if the allocations made pursuant to the first sentence of this paragraph had not occurred. This provision is intended to be a minimum gain chargeback as described in Treasury Regulation Section 1.704-2(f).

- Notwithstanding anything to the contrary in this Agreement, except as provided in Subsection (a), if there is a net decrease (as determined in accordance with Treasury Regulation Section 1.704-2(i)(3) during a taxable year in Minimum Gain attributable to a non-recourse debt of the Company for which any Member bears the economic risk of loss (as determined in accordance with Treasury Regulation Section 1.704-2(b)(4)), then any Member with a share of the Minimum Gain (as determined in accordance with Treasury Regulation Section 1.704-2(i)(5)) attributable to such debt (determined at the beginning of such taxable year) will be allocated in accordance with Treasury Regulation Section 1.704-2(i)(4) items of Company income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in the Minimum Gain attributable to such Member in accordance with Treasury Regulation Section 1.704-2(i). Any allocations of items of gross income or gain pursuant to this paragraph will not duplicate any allocations of gross income or gain pursuant to Subsection (a) and will be taken into account, to the extent feasible, in computing subsequent allocations of the Company, so that the net amount of all items allocated to each Member pursuant to this section will, to the extent possible, be equal to the net amount that would have been allocated to each Member pursuant to the provisions of this section if the allocations made pursuant to the first sentence of this paragraph had not occurred. This provision is intended to be a partner minimum gain chargeback as described in Treasury Regulation Section 1.704-2(i)(4).

- Notwithstanding any other provisions of this Agreement to the contrary, except as provided in Subsections (a) and (b) above, if any Member receives any adjustments, allocations, or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that reduces any Member's Capital Account below zero or increases the negative balance in such Member's Capital Account (taking into account such Member's deficit restoration obligation), gross income and gain will be allocated to such Member in an amount and manner sufficient to eliminate any negative balance in his/her Capital Account (taking into account such Member's deficit restoration obligation) created by such adjustments, allocations, or distributions as quickly as possible in accordance with Treasury Regulation Section 1.704-1(b)(2)(iii)(d). Any such allocation of gross income or gain pursuant to this paragraph will be in proportion with such negative Capital Accounts of the Members. Any allocations of items of gross income or gain pursuant to this paragraph will (i) not duplicate any allocations of gross income or gain made pursuant to Subsection (a) or (b) above and (ii) be taken into account, to the extent feasible, in computing subsequent allocations of income, gain, loss, deduction, or credit, so that the net amount of all items allocated to each Member pursuant to this paragraph will, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this paragraph if such adjustments, allocations, or distributions had not occurred. This provision is intended to be a qualified income offset as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

- Any item of Company loss, deduction or Section 705(a)(2)(B) expenditure that is attributable to a non-recourse debt of the Company for which any Member bears the economic risk of loss (as determined in accordance with Treasury Regulation Section 1.704-2(b)(4)) will be allocated to such Member in accordance with Treasury Regulation Section 1.704-2(i).

- In accordance with Section 704(c) and the Regulations thereunder, if property is contributed to the Company and the fair market value of such property on the date of its contribution differs from the adjusted tax basis of such property, any income, gain, loss and deduction with respect to such property will, solely for tax purposes, be allocated among the Members so as to take into account any variation between the adjusted tax basis to the Company of such property for federal income tax purposes and the fair market value of such property on the date of contribution to the Company.

"Substitute Member" will have the meaning set forth in Section 7.3 above.

"Treasury Regulations" means the regulations promulgated by the Treasury Department with respect to the Code, as such regulations are amended, or corresponding provisions of future regulations.

"Units" represents the Member's Interest as further described in Section 3.5.

"Unrecovered Capital Contribution" means the amount of cash or property actually contributed by a Member to the Company plus, if any, the outstanding principal amounts on notes evidencing a portion of Capital Contribution (as long as such notes are not in default) as reduced from time to time by the amount of all distributions of Net Extraordinary Cash Income made to a Member or made to any predecessor holder of the membership interest of the then Member.